Exhibit 99.1

China Index Holdings Announces Receipt of Non-Binding “Going Private” Proposal

BEIJING, August 23, 2022 /GlobeNewswire/ — China Index Holdings Limited (NASDAQ: CIH), (“CIH” or the “Company”), a leading real estate information and analytics service platform provider in China, today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter (the “Proposal Letter”), dated August 23, 2022, from Fang Holdings Limited (OTC: SFUNY) (“Fang” or the “Proposing Buyer”), proposing to acquire all outstanding Class A ordinary shares (the “Class A Shares”) and Class B ordinary shares (the “Class B Shares”) (collectively, the “Shares”) of the Company, including Class A Shares represented by American depositary shares (the “ADSs”, each representing one Class A ordinary share), that are not currently owned by the Proposing Buyer in a “going-private” transaction. The consideration payable for each Share and each ADS to be acquired will be US$0.84. According to the Proposal Letter, the US$0.84 per Share/ADS price represents a premium of 20.0% to the closing price of the ADSs on August 22, 2022 and a premium of 22.8% to the volume-weighted average closing price of the ADSs during the last 30 trading days up to August 22, 2022. Fang currently owns approximately 10.1% of all the issued and outstanding Class A Shares and approximately 47.0% of all the issued and outstanding Class B Shares, which represent approximately 38.9% of the aggregate voting power of the Company.

According to the Proposal Letter, the Proposing Buyer intends to finance the proposed acquisition with cash on hand. A copy of the Proposal Letter is attached hereto as Annex A.

The Board intends to form a special committee of independent and disinterest directors to consider the proposed transaction and make a recommendation to the Board. The Board expects that the special committee will retain independent legal and financial advisors to assist in its review of the proposed transaction.

The Board cautions the Company’s shareholders and others considering trading the Company’s securities that the Board has just received the Proposal Letter and has not had an opportunity to carefully review and evaluate the proposal or make any decision with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About CIH

CIH operates a leading real estate information and analytics service platform in China in terms of geographical coverage and volume of data points. Its services span across database, analytics and promotions services for China’s real estate markets. CIH serves a substantial base of real estate participants in China, including real estate developers, brokers and agents, property management companies, financial institutions and individual professionals, with an authoritative, comprehensive and seasonable collection of real estate data, complemented by a variety of powerful analytical and marketing tools. For more information about CIH, please visit http://ir.chinaindexholdings.com.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, leads generation and financial services for China's fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains approximately 70 offices to focus on local market needs and its website and database contains real estate related content covering 658 cities in China. For more information about Fang, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the approval and the consummation of the potential transaction contemplated by the Proposal Letter or any alternative transaction. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CIH and the industry, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond CIH’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in CIH’s filings with the U.S. Securities and Exchange Commission. CIH does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law. Although CIH believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For investor and media inquiries, please contact:

Ms. Jessie Yang

Investor Relations

Email: CIH-IR@fang.com

Annex A

August 23, 2022

Board of Directors (the “Board”)

China Index Holdings Limited

Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

People’s Republic of China

Dear Members of the Board:

Fang Holdings Limited (“we”, “our” or “us”) is pleased to submit this preliminary nonbinding proposal to acquire all outstanding Class A ordinary shares (the “Class A Shares”) and Class B ordinary shares (the “Class B Shares”, together with Class A Shares, the “Shares”) of China Index Holdings Limited (the “Company”), including Class A Shares represented by American depositary shares (“ADSs”, each representing one Class A ordinary share), that are not currently owned by us in a going-private transaction at a purchase price of US$0.84 per Share or per ADS.

Our proposed purchase price represents a premium of 20.0% to the closing price of the ADS on August 22, 2022, the last trading day prior to the date hereof and a premium of 22.8% to the volume-weighted average closing price of the ADSs during the last 30 trading days prior to the date hereof.

As you know, we currently own in aggregate approximately 10.1% of all the issued and outstanding Class A Shares and approximately 47.0% of all the issued and outstanding Class B Shares, which represent approximately 38.9% of the aggregate voting power of the Company. We agree that the Company’s board of directors should appoint a special committee of independent and disinterest directors to consider our proposed transaction and make a recommendation to the Board. We further agree that the special committee shall retain its own independent legal and financial advisors to assist in its review of our proposed transaction. We will not move forward with the transaction unless it is approved by such special committee.

None of the Company’s directors who are affiliated with us will participate in the consideration of our proposal by the Company, the special committee or the special committee’s advisors.

We currently intend that following completion of the proposed transaction, the Company’s business will continue to be run in a manner that is generally consistent with its current operations.

Given our knowledge of the Company, we are in a position to complete the transaction in an expedited manner and to promptly enter into discussions regarding a merger agreement with the special committee and its advisors providing for the acquisition of the remaining Shares that are not currently owned by us. We expect that the merger agreement will provide for representations, warranties, covenants and conditions that are typical, customary and appropriate for transactions of this type. We intend to fund the proposed transaction with cash on hand. Accordingly, our proposal would not be subject to any uncertainty or delay with respect to any debt financing, and the proposed transaction will not be subject to a financing condition.

We have engaged O’Melveny & Myers LLP as our legal advisor for the proposed transaction.

Due to our obligations under the securities laws, we intend to timely file a Schedule 13D amendment with the Securities and Exchange Commission to disclose this proposal. However, we are sure that you will agree with us that it is in all of our interests to ensure that we otherwise proceed in a strictly confidential manner, unless otherwise required by law, until we have executed a definitive merger agreement relating to the proposed transaction or terminated our discussions.

This letter constitutes only a preliminary indication of our interest and does not constitute any binding commitment with respect to the transactions proposed in this letter or any other transaction. No agreement, arrangement or understanding between us and the Company relating to any proposed transaction will be created until such time as definitive documentation has been executed and delivered by us and the Company and all other appropriate parties.

We believe that our proposal represents an attractive opportunity for the Company’s shareholders to receive a significant premium to the current and recent prices of the ADSs. We welcome the opportunity to meet with the special committee and/or its advisors to discuss our proposal.

Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

[signatures page follows]

Sincerely,

Fang Holdings Limited

/s/ Richard Jiangong Dai
Name: Richard Jiangong Dai
Title: Chairman of the Board